Exhibit 99.4

FIRE & FLOWER HOLDINGS CORP.

--and--

COMPUTERSHARE TRUST COMPANY OF CANADA

SECOND SUPPLEMENTAL AMENDED AND RESTATED DEBENTURE INDENTURE

Effective February 10, 2020

THIS SECOND SUPPLEMENTAL AMENDED AND RESTATED DEBENTURE INDENTURE dated effective as of February 10, 2020 (the “Effective Date”).

B E T W E E N:

FIRE & FLOWER HOLDINGS CORP., a corporation existing under the federal laws of Canada (hereinafter called the “Corporation”)

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company existing under the federal laws of Canada (hereinafter called the “Trustee” )

RECITALS

A.	The Trustee and Fire & Flower Inc.(“FFI”) were parties to an amended and restated debenture indenture Original Indenture dated as of February 13, 2019 (the “Original Indenture”)

B.	The Original Indenture was supplemented by the supplemental amended and restated debenture indenture between the Corporation, FFI and the Trustee dated as of February 13, 2019 (the “First Supplement” and with the Original Indenture, the “Indenture”), whereby the Corporation assumed the due and punctual performance and observance of each and every covenant and condition of the Original Indenture that was previously to be performed by FFI, and the Corporation further agreed to be bound by the provisions of the Original Indenture and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in the Original Indenture that was previously to be performed by FFI and upon execution of the First Supplement, FFI no longer had any rights, responsibilities or obligations under the Indenture.

C.	The Corporation desires and the Trustee is authorized and directed pursuant to Section 11.11(c) of the Indenture to enter into this second supplemental amended and restated debenture indenture (the “Supplemental Debenture Indenture”) to amend certain terms relating to the conversion of the LP Debentures (as defined in the Indenture).

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1

AMENDMENTS TO DEBENTURE INDENTURE

1.1	Forced Conversion Notice

Section 2.4(h) of the Indenture shall be deleted in its entirety and replaced with the following:

Subject to the policies of any recognized stock exchange on which the Common Shares are then listed, at any time following a Triggering Event and provided that the Market Price of the Common Shares is greater than or equal to $0.70 (subject to adjustment, in accordance with with Section 5.3), the Corporation may force the conversion (the “Forced Conversion Right”) of all or part of the outstanding principal amount and interest thereon of the LP Debentures (less any tax required by law to be deducted or withheld) into Common Shares at a Conversion Price equal to (subject to adjustment in accordance with Section 5.3, as applicable): (i) with respect to the principal, $1.15; and (ii) with respect to the accrued and unpaid interest, subject to the approval of the stock exchange on which the Common Shares are then listed, the Market Price of the Common Shares. The Corporation may exercise the Forced Conversion Right upon giving the holder of the LP Debentures and the Trustee not less than 1 Business Day advance written notice (the “Forced Conversion Notice”) Notwithstanding any other provision herein, the Corporation may deliver the Forced Conversion Notice to each of the Trustee and the holders of the LP Debentures via email at the address set out immediately below. If the Forced Conversion is delivered by email: (i) prior to 2pm (Toronto time) on a Business, such notice shall be deemed to be given on the Business Day immediately following the date on which the Forced Conversion Notice is sent; and (ii) after 2pm on a Business Day or a date that is not a Business Day, such notice shall be deemed to be given on the second Business Day immediately following the date on which the Forced Conversion Notice is sent.

In the event that the Corporation exercises its Forced Conversion Right, the effective date for the conversion (the “Forced Conversion Date”) shall be the date stipulated in the Forced Conversion Notice and upon such Forced Conversion Date: (i) the amount of the principal of the LP Debenture and interest thereon to be redeemed as set out in the Forced Conversion Notice (less any tax required by law to be deducted or withheld) shall be deemed to be converted into Common Shares at the then applicable Conversion Price; and (ii) the holder of the LP Debentures shall be entered in the books of the Corporation (or the issuer of the Common Shares in the event that the Corporation is not the issuer) as at the Forced Conversion Date as the holder of the number of Common Shares, as applicable, into which the LP Debentures held by them are convertible. Upon the surrender of Debenture Certificates to the Trustee at its principal office in Toronto, Ontario at 100 University Avenue, 8th Floor, M5J 2Y1 by the holder of LP Debentures, the Corporation shall deliver to the holder of such LP Debentures certificates or DRS Advice for the Common Shares or deposit Common Shares through the corporation’s depository’s non - certificated system, as applicable, for the Common Shares into which the LP Debentures held by them have been converted.

ARTICLE 2

ADDITIONAL MATTERS

2.1	Confirmation of Debenture Indenture

The Indenture, as amended, modified and supplemented by this Supplemental Debenture Indenture is, in all respects, hereby ratified, confirmed and approved.

2.2	Governing Law

This Supplemental Debenture Indenture shall be construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

2.3	Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as need be required to consummate the transactions contemplated by this Supplemental Debenture Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to give effect to the purpose of this Supplemental Debenture Indenture and carry out its provisions.

2.4	Counterparts

This Supplemental Debenture Indenture may be simultaneously executed in several original or facsimile or electronic, including counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Supplemental Debenture Indenture.

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IN WITNESS WHEREOF the parties hereto have executed this Supplemental Debenture Indenture under the hands of their proper officers in that behalf as of the date first written above.

FIRE & FLOWER HOLDINGS CORP.

Per:	(Signed) “Trevor Fencott
Authorized Signing Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	(Signed) “Robert Morrison”
Authorized Signing Officer

Per:	(Signed) “Lisa Kudo”
Authorized Signing Officer

Signature Page Second Supplemental Amended and Restated Debenture Indenture